As filed with the Securities and Exchange Commission on March 21, 2023

Securities Act File No.: 333-264472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 2	☒

Blackstone Private Credit Fund

(Exact name of registrant as specified in charter)

345 Park Avenue, 31st Floor

New York, NY

(212) 503-2100

(Address and telephone number, including area code, of principal executive offices)

Marisa J. Beeney, Esq.

Blackstone Credit BDC Advisors LLC

345 Park Avenue, 31st Floor

New York, NY 10154

(Name and address of agent for service)

COPIES TO:

Rajib Chanda

Benjamin C. Wells

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:                 .

☒

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-264472

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (No. 333-264472) of Blackstone Private Credit Fund (as amended, the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

No new interests in the Registrant are being registered by this filing. The registration fee was paid in connection with Registrant’s previous filings.

PART C

Other Information

Item 25. Financial Statements And Exhibits

(2) Exhibits. The following exhibits are filed as part of this Registration Statement:

(n)(1)	Consent of Deloitte & Touche LLP

(n)(4)	Powers of Attorney for Jonathan Bock, Kevin Kresge and Michelle Greene

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 21st day of March 2023.

BLACKSTONE PRIVATE CREDIT FUND

By:	/s/ Brad Marshall
Name:	Brad Marshall
Title:	Chairperson, Co-Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Brad Marshall Brad Marshall	Chairperson, Co-Chief Executive Officer and Trustee (Principal Executive Officer)	March 21, 2023

/s/ Jonathan Bock Jonathan Bock	Co-Chief Executive Officer (Principal Executive Officer)	March 21, 2023

/s/ Kevin Kresge Kevin Kresge	Interim Chief Financial Officer (Principal Financial Officer)	March 21, 2023

/s/ David Goldberg David Goldberg	Interim Treasurer and Interim Chief Accounting Officer (Principal Accounting Officer)	March 21, 2023

/s/ Robert Bass* Robert Bass	Trustee	March 21, 2023

/s/ James F. Clark* James F. Clark	Trustee	March 21, 2023

/s/ Tracy Collins* Tracy Collins	Trustee	March 21, 2023

/s/ Vicki L. Fuller* Vicki L. Fuller	Trustee	March 21, 2023

/s/ Vikrant Sawhney* Vikrant Sawhney	Trustee	March 21, 2023

/s/ Michelle Greene*	Trustee	March 21, 2023
Michelle Greene

*By:	/s/ Brad Marshall
Brad Marshall

As Agent or Attorney-in-Fact

March 21, 2023

The original powers of attorney authorizing Brad Marshall, David Goldberg and Marisa J. Beeney to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as exhibits to the Registration Statement.